

OFFERING MEMORANDUM

facilitated by



Stonehedge PBC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Stonehedge PBC
State of Organization	DE
Date of Formation	05/10/2021
Entity Type	Corporation
Street Address	51 Dairy Rd, Tamaqua PA, 18252
Website Address	http://www.stonehedge.us/

(B) Directors and Officers of the Company

Key Person	Thomas Moroz
Position with the Company Title First Year	Secretary/Treasurer 2021
Other business experience (last three years)	**Co-Owner - Stonehedge LLC, August 17, 2015 - present** — Co-founder of Stonehedge LLC, managing 21.5 acre former farm property being converted into a holistic learning center. Provide oversight for property development and management of all operations.

Key Person	Richard Lane
Position with the Company Title First Year	President 2021
Other business experience (last three years)	• **Co-Owner - Stonehedge LLC, August 17, 2015 - present** — Co-founder of Stonehedge LLC, managing 21.5 acre former farm property being converted into a holistic learning center. Provide oversight for property development and management of all operations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Thomas Moroz	40%
Richard Lane	40%

(D) The Company's Business and Business Plan

Stonehedge PBC - History & Future Vision

Stonehedge Gardens & Holistic Learning Center is a 21.5-acre, landscaped sanctuary with walking trails, ponds and perennial gardens located in Tamaqua, in Northeastern Pennsylvania. Stonehedge provides a healing, sacred, inclusive environment for the cultivation of community and personal transformation through wellness, art, holistic education and connection with nature. Bringing people together to heal, inspire and thrive.

- Founded by 2 local artists & avid gardeners, Stonehedge has a 50+ year history of hosting events and programs on holistic wellness, art, music and permaculture. Stonehedge Gardens, Inc., a 501(c)3 non-profit was established in 1998 to support the development of this programming.
- Stonehedge Public Benefit Corporation (PBC) was established in 2021 to manage the growth of Stonehedge as a holistic learning center.
- Stonehedge PBC holds a one-third ownership interest in Stonehedge LLC, the owner of the property at 51 Dairy Road, Tamaqua, PA
- Investment in the infrastructure of Stonehedge will support the expansion of programming & events taking place on the property
- Additionally, investment will enhance the overall visitor experience by offering a natural food cafe, a co-working space, an artisan's shop and a glamping operation
- Expansion will be accomplished through strategic partnerships for the cafe and glamping operations. Letters of Intent have been signed to establish these partnerships.

Use of Funds

Stonehedge PBC is seeking up to $400,000 (minimum target is $100,000) in financing through Regulation Crowdfunding in the form of a preferred stock offering to fund the growth and development of Stonehedge Holistic Learning Center. Of this amount, $270,000 will be allocated to capital improvements and $130,000 will provide working capital, primarily to be used for hiring staff and for other operating expenses during the reconstruction period.

Of the $270,000 allocated to capital improvements, $80,000 is targeted for improving workshop, retail and public restroom spaces in the main building (#1 on the map above).

Other capital improvements include:

- $50,000 for restoration of the summer house building (#2 on the map). This includes upgrading of the kitchen facilities and the event/co-working spaces.

- $90,000 to establish the initial infrastructure for glamping operations. This includes building of platforms for tents and the design & implementation of a circular sanitation solution (composting toilets & other)

- $50,000 for landscaping and restoration of outdoor spaces. Using permaculture principles and expert advice, we will restore the watershed along the creek and clear dead ash trees from the property that were affected by the recent ash blight. These improvements will also complement the development of the glamping operation.

The Team

TOM MOROZ, Co-director

Tom has been connected with the Stonehedge vision since he was a teenager and was a close friend of both of the original founders. He has an MBA-Finance and brings over 30 years of corporate finance experience from both the for-profit and non-profit sectors. He was a management consultant for Deloitte, an international accounting firm and was the head of finance for a large hotel operation in NYC as well as the head of regional finance for the Open Society Foundations, an international human rights foundation with an annual operating budget of nearly $1 Billion. LinkedIn Bio

RICHARD LANE, Co-director

Dick Lane is the Co-Director of Stonehedge Holistic Learning Center and was the founding President of Stonehedge Gardens, Inc., the non-profit that has developed holistic programming at Stonehedge since 1998. Dick has more than 30 years of prior work experience in Human Services programming at the executive administration level. His acquired wisdom, knowledge & compassion are an asset to Stonehedge's holistic initiative development. Dick is also an author and poet.

Carly Brand, Programming Coordinator

Carly has a background in the arts and holistic wellness as a singer songwriter and Myofascial Release Practitioner. She helped build the experimental programming at Stonehedge Gardens since 2021 and is a co creator of the transformational wellness festival Harmonic Earth. She enjoys bridging communities that are mutually beneficial and wishes to continue to expand the programming and initiate many beautiful experiences on these sacred grounds.

Mary DiMeglio, Marketing Coordinator
Monica Mooncraft, Graphic Design / Marketing

Monica develops her creative digital skills as a freelance graphic designer for a thriving Non-Profit, Dance Medicine Philly, since 2018. She's designed digital content for the Teyuna Foundation in support of the indigenous Colombian Elders, and continues to flourish in creativity for her booze-free business, Mooncraft Elixir Bar. She is always open to expand her artistic capabilities and now brings life to visions, fundraisers and events at Stonehedge Gardens & Harmonic Earth Festival for their team's graphic and marketing needs.

Kendra Prescott, Glamping Joint Venture Partner
Natalie Valeriano, Cafe Joint Venture Partner
Wendy Landiak, Cafe Joint Venture Partner

BUSINESS MODEL

Historically, Stonehedge has earned revenue through its programming activities and through private rentals for weddings and other private events. This activity was supplemented by an artisan's gift shop.

With the passing of the original co-founder in late 2018, the last 3 years (2019-2022) have been spent restoring the physical infrastructure and establishing a new organizational structure to enable Stonehedge to realize its full potential as a holistic learning center.

Stonehedge Gardens, Inc., the non-profit that was established in 1998, will continue to develop cutting-edge holistic programming through a revenue sharing agreement with Stonehedge PBC. In addition to holistic programming and events, Stonehedge PBC will expand the overall visitor experience by offering a natural food cafe, a co-working space, expanded glamping/camping operations and an expanded retail store. A more detailed description of these profit centers is presented below.

RETAIL SHOP / WELCOME CENTER

The artisan's shop / general store will also serve as a welcome center and meeting place for Stonehedge.

- The shop carries a variety of hand-crafted creations by local artists, local farm products (including honey from bees on our property!), and other items related to our mission, such as books, candles, incense & crystals.
- A memorial library highlighting the art and books of the original owners will be created in space adjacent to the shop

Natural Food Cafe

Investment in a commercial kitchen and entering a partnership with a well-known local natural food restaurant will allow us to accomplish our vision of a local, organic and seasonal cafe with indoor and outdoor dining.

- Cafe will also be a co-working space during the week and an event space on weekends for small concerts and open mics
- An outdoor cooking & dining space with a wood-fired pizza oven will also be a part of the future plans for the cafe
- The cafe operation will be supported by the local community, weekend workshops and

events, weekday co-working space; catering to weddings and private events and to campers and glampers

Glamping

Investment in glamping structures and in composting toilet and other supporting facilities will allow us to establish a small glamping operation to support weekend retreats and overnight stays for private events.

- Letter of Intent signed for joint venture to establish 15-20 glampsites
- Glamping options will include canvas tents, geodesic domes and a converted school bus
- Glamping is extremely popular and is expected to grow at an annual rate of 11%, growing the market from $2.5 billion in 2022 to nearly $6 billion in 2030

Programming

Investment in outdoor & indoor structures will allow us to expand the number and quality of workshops & events including:

- Permaculture - Natural Building Workshops, Design Courses & more.
- Arts - Music, Dance, Painting, Pottery, Sculpture, Art Classes & more.
- Health & Wellness - Movement, Bodywork, Breathwork & more.
- Spirituality - Yoga/Meditation Retreats, Indigenous Ceremonies & more.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 8 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	September 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovation of Workshop & Retail Spaces	$30,000	$80,000
Renovation of Kitchen / Cafe Facilities	$20,000	$50,000
Build Out Glamping Infrastructure	$20,000	$90,000
Landscaping / Grounds Restoration	$10,000	$50,000
Working Capital	$14,000	$106,000
Mainvest Compensation	$6,000	$24,000
TOTAL	$100,000	$400,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of Preferred Stock , which we refer to as "Preferred Stock." The Preferred Stock are being offered at their face amount. For example, you will pay $500 for a 500 shares of Preferred Stock.

(M) Terms of the Securities

Overview

The Company is offering to Investors an opportunity to purchase Preferred Stock in the Company. The minimum investment amount per Investor is $500.00 or 500 shares of Preferred Stock

None of the Preferred Stock will be sold unless offers to purchase at least minimum offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are Preferred Stock of the Company are entitled to certain rights, privileges, and limitations including those described below:

Summary of Terms

Securities Offered	Preferred Stock
Purchase Price	$1 Per share ("Original Issue Price").
Preferred Dividends	Owners of the Preferred Stock ("Preferred Shareholders") shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefore. Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend. To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like). For each fiscal year, the target Preferred Dividend ("Target Dividend") shall be five percent (5%) of the Original Issue Price. For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any Common Stock. In any year in which the Preferred Shareholders receive the Target Dividend and the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis.

Redemption by Shareholder	Following the fifth anniversary of the issuance of any share of Preferred Stock, the holder of such share may request redemption of such share at a per share price equal to the Original Issue Price. If the Board determines that a requested redemption may violate applicable law or impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
Redemption by Company	The Company reserves the right to redeem any or all, or any portion of, Preferred Stock at any time. The per share redemption price shall be equal to the Original Issue Price.
Liquidation preference (in the case of dissolution or sale)	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: • first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; • second, to the holders of Common Stock, in an amount per share equal to the most recent Original Issue Price for the Preferred Stock (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; and • third, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.

Conversion	Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the Company in its sole discretion. The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event.
Voting Rights	The Preferred Shareholders shall have no voting rights.

Obligation to Contribute Capital

Once you pay for your Preferred Stock, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

These securities are illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Subscription Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Preferred Stock the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Preferred Stock, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Other Classes of Securities

Name of Security	Common Stock
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities Have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	All voting rights with respect to the affairs of the Corporation shall belong to the holders of Common Stock, in proportion to the number of shares of Common Stock held.

Name of Security	Preferred Stock
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities Do Not Have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	The holders of Preferred Stock shall have no voting rights with respect to the affairs of the Corporation by reason of their ownership of such shares.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Preferred Stock. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Thomas Moroz	40%
Richard Lane	40%

How the Exercise of Voting Rights Could Affect You

The directors and/or people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely that your shares will increase in value If they make poor business decisions, it is less likely that your shares will increase in value For example, if they hire too many people and/or try to expand too quickly, the business could be harmed The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Company is offering "Preferred Stock" which we refer to as "Preferred Stock" The Investment Certificates are being offered at a value of $1 per Investment Certificate with a minimum purchase of 500 shares.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mauch Chunk Trust	$155,704	6%	05/13/2035	
Mauch Chunk Trust	$25,000	%		On Demand

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Stonehedge Gardens was founded as a partnership between Don Herring and Russell Keich from 1966 until 1992 when Don passed away. Russell then operated Stonehedge as a sole proprietor until 1998, when Stonehedge Gardens, Inc. was established. Stonehedge Gardens, Inc. is a 501(c)3 non-profit organization. Stonehedge Gardens, Inc. is still in operation, focusing on the diverse programming that takes place on the grounds of Stonehedge.

Stonehedge LLC was established in 2015 and currently owns the 21.5 acre property known as Stonehedge. The current Members of Stonehedge LLC are Richard Lane, Thomas Moroz and Stonehedge Public Benefit Corporation (PBC).

Stonehedge PBC (the "Company" or "Stonehedge") is a newly established entity formed for the purpose of conducting the operating activities at the property at 51 Dairy Road. Stonehedge PBC has a 1/3rd ownership interest in Stonehedge LLC and entered into a long-term property management agreement with Stonehedge LLC in 2022. We note that as of the filing of the Form C, the Company did not yet have operations, other than the ownership stake in Stonehedge LLC. Therefore, we have largely considered the financial condition of Stonehedge LLC along with the condition of Stonehedge PBC in our discussion of financial condition.

As a result of the passing of the last of the original co-founders of Stonehedge in late 2018 and due to the COVID pandemic, the last 3 years (2019-2022) have been a period of restructuring of both the physical and organizational structures of Stonehedge with very little operating activity taking place aside from a few small events and private rentals.

Stonehedge LLC's revenue was $18,811 in 2021 and $3,454 in the prior year. Stonehedge LLC's operating expenses in 2021 were $73,788 and $40,876. The majority of operating expenses in both years were associated with reorganizing the Stonehedge structures and the establishment of Stonehedge PBC. As a result of this focus on non-operating activity, Stonehedge LLC had negative profits in both 2020 and 2021 at ($47,548) and ($66,428), respectively.

We note that Stonehedge LLC's liquidity position is tight, with total current assets at 12/31/2021 at $2,515 compared to current liabilities of $55,852, though a bulk of the current liabilities ($30,262) are amounts due to the current owners of Stonehedge LLC.

As of 12/31/2021, Stonehedge LLC has real estate and capital improvements of $248,187, which have largely been financed with a mortgage, which has a 12/31/2021 balance of $155,704.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$357,600	$770,050	$1,032,000	$1,083,996	$1,138,196
Cost of Goods Sold	$159,400	$375,450	$495,360	$501,506	$507,348
Gross Profit	$198,200	$394,600	$536,640	$582,490	$630,848
EXPENSES					
Staff Costs	$79,925	$167,900	$213,900	$213,900	$213,900
General & Administrative	$44,950	$56,600	$69,600	$69,600	$69,600
Repairs & Maintenance	$12,000	$15,000	$15,000	$15,000	$15,000
Utilities	$11,100	$12,850	$12,850	$12,850	$12,850
Operating Profit	$50,225	$142,250	$225,290	$271,140	$319,498

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Subscription Agreement" and are not enforceable under " Subscription Agreement".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$63,158.00	$0
Long-term Debt	$147,808.00	$0
Revenues/Sales	$18,811.00	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-48,240.00	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V